                                                  Filed pursuant to Rule 424(b)5
                                                       Registration No. 33-64307

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION + +OR AMENDMENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS + +SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY + +NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH +
+OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR        +
+QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             SUBJECT TO COMPLETION
                                  MAY 14, 1997
PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 26, 1996)

$300,000,000

FRONTIER CORPORATION

                                                                            LOGO
  % NOTES DUE 2004

The    % Notes due 2004 (the "Notes") of Frontier Corporation ("Frontier" or
the "Company") being offered hereby will mature on    , 2004. Interest on the
Notes will be payable semiannually on       , and       of each year,
commencing     , 1997. The Notes will be redeemable as a whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and
(ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) discounted to the redemption date on a semiannual basis at the
Treasury Rate (as defined herein) plus     basis points, together in either
case with accrued interest to the date of redemption. See "Description of Notes--Optional Redemption" and "Description of Debt Securities--Redemption of Securities" in the accompanying Prospectus.

As of March 31, 1997, the Company had outstanding aggregate liabilities of $1.3 billion that would have ranked pari passu with the Notes and no outstanding debt to which the Notes would have ranked senior in right of payment. In addition, the Notes will be structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

The Notes will be represented by one or more Global Securities registered in the name of a nominee of The Depository Trust Company ("DTC"), as Depositary. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided herein, individual Notes will not be issued. See "Description of Notes--Book-Entry System." Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Notes--Same- Day Settlement and Payment."

SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                                                               PRICE TO  UNDERWRITING PROCEEDS TO
                                                                               PUBLIC(1) DISCOUNT     COMPANY(1)(2)
Per Note. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         %           %            %
Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $          $            $

--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from    , 1997 to date of delivery.
(2) Before deducting expenses payable by the Company estimated at $   .

The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made in book-entry form through the
facilities of The Depository Trust Company on or about    , 1997.

SALOMON BROTHERS INC                                            LEHMAN BROTHERS
CHASE SECURITIES INC.                                      MORGAN STANLEY & CO.
                                                                INCORPORATED
THE ACTIVITIES OF THE UNDERWRITERS IN CONNECTION WITH THIS TRANSACTION ARE JOINTLY LED BY SALOMON BROTHERS INC AND LEHMAN BROTHERS.

The date of this Prospectus Supplement is       , 1997.

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING PURCHASES OF THE NOTES TO STABILIZE THEIR MARKET PRICE AND PURCHASES OF THE NOTES TO COVER SOME OR ALL OF A SHORT POSITION IN THE NOTES MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "UNDERWRITING".

                STATEMENT REGARDING FORWARD LOOKING INFORMATION

  From time to time, information provided by the Company, including written and oral statements made by its representatives, may contain forward-looking information as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the Company's business, future capital expenditures and the Company's business strategy, are forward-looking statements. In reviewing such information, it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking information. This forward-looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors have previously been identified in filings or statements made by or on behalf of the Company.

  Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking information include: international, national and local general economic and market conditions; demographic changes; the size and growth of the overall telecommunications market; the ability of the Company to sustain, manage or forecast its growth; the size, timing and mix of purchases of the Company's products; new product and service development and introduction; changes in consumer preferences; existing governmental regulations; adverse publicity; dependence on distributors; liability and other claims asserted against the Company; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; general risks associated with doing business outside of the United States, including, without limitation, import duties, tariffs, quotas and political instability; the ability to attract and retain qualified personnel; the ability to protect trademarks, patents and other intellectual property; the use of proceeds from the offering; and other factors referenced or incorporated by reference in this Prospectus Supplement or the attached Prospectus. GIVEN SUCH UNCERTAINTIES, PROSPECTIVE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained or incorporated by reference herein to reflect future events or developments.

                                  THE COMPANY

  Frontier Corporation ("Frontier" or the "Company") provides long distance, local and wireless telecommunications services to commercial and residential customers. Previously known as Rochester Telephone Corporation, the Company is currently the fifth largest provider of long distance services in the United States.

  The Company offers long distance services in the United States and Great Britain. Frontier's long distance products include switched and dedicated services, toll-free services, conference calling and calling card services. In 1996, long distance operations generated approximately 73% of Frontier's total revenues and approximately 50% of its operating income, excluding non-recurring charges. Prior to 1995, local telephone operations were responsible for generating a majority of the Company's revenues. However, as the result of a series of acquisitions of long distance carriers completed by the Company during 1995, Frontier has become a provider of predominantly long distance services. In October, 1996, the Company announced its agreement to join Qwest Communications as a partner in Qwest's construction of a $2 billion nationwide fiber optic network (the

"Qwest/Frontier Fiber Optic Network"). When completed in late 1998, the network will interconnect almost 100 cities, include approximately 13,000 route miles and provide the Company with nationwide connectivity. The network is expected to reduce Frontier's cost of transmission and increase the Company's transmission speed and reliability.

  The Company provided local telephone services to approximately 975,000 access lines as of December 31, 1996. During 1996, local telephone operations generated approximately 25% of Frontier's total revenues and approximately 50% of its operating income, excluding non-recurring charges. The Company's local telephone operations consist primarily of two segments: Rochester Telephone Corp. and Frontier's Regional Operations, which are comprised of 33 telephone companies in 13 states. As of December 31, 1996, Rochester Telephone Corp. served approximately 532,000 access lines and the Company's Regional Operations together served more than 443,000 access lines. In the fourth quarter of 1996, the Company began offering facilities-based competitive local exchange services as an Alternative Local Exchange Carrier ("A-LEC") in the New York City region. As an A-LEC, Frontier will be able to offer customers in that region integrated local, long distance and wireless services.

  The Company provides wireless services through two separate entities. Frontier owns a 50% interest in the Upstate Cellular Network ("UCN"), a joint venture with Bell Atlantic/Nynex Mobile in upstate New York and Pennsylvania. The Company manages UCN, which holds licenses covering approximately 5.1 million people and is accounted for by the Company under the equity method. In addition, Frontier owns and manages certain other cellular properties, which together hold licenses covering nearly 300,000 people.

STRATEGY

  The Company's strategy is centered around satisfying customer needs by providing a single source for bundled and integrated telecommunication solutions and services, primarily to small and medium sized businesses. These bundled services can include long distance, local and wireless telephone services, service enhancements and special features, and other selected products and services. Many of these services will be provided by Company owned businesses and facilities. Others will be provided through resale and/or strategic partnerships and alliances.

  The Company's primary market focus is on small and medium sized businesses, many of whom have voice, data, and enhanced telecommunications needs and are likely to value a single source provider. Over time, these needs are expected to become more sophisticated as this business segment continues to increase its consumption of data services. The Company also serves, on a limited basis, other telecommunication markets, such as residential consumers and other carriers.

  The Qwest/Frontier Fiber Optic Network is a key component of the continuing implementation of the Company's strategy as the Company expects that ownership of the network will assure access to a cost effective and efficient means of delivering integrated products to customers, and will also help expedite the development and deployment of new services.

                      RATIO OF EARNINGS TO FIXED CHARGES

  Set forth below are the Company's ratio of earnings to fixed charges for the three months ended March 31, 1997 and each of the last five fiscal years. The ratio of earnings to fixed charges for the Company is computed by dividing earnings by fixed charges.

  For purposes of computing this ratio, earnings is defined as consolidated income before taxes, extraordinary items and cumulative effect of changes in accounting principles adjusted to include (i) fixed charges, (ii) the income (losses) of majority-owned partnerships, and (iii) undistributed income (losses) of investments accounted for by the equity method. Fixed charges are defined as the sum of (i) total interest costs, both expensed and capitalized,
(ii) amortization of debt issuance costs and discounts and premiums related to indebtedness, and (iii) the interest component of rent expense.

                                 THREE MONTHS
                                    ENDED          YEAR ENDED DECEMBER 31,
                                  MARCH 31,   ---------------------------------
                                   1997(1)    1996(2) 1995(3) 1994(4) 1993 1992
                                 ------------ ------- ------- ------- ---- ----
Ratio of earnings to fixed
 charges........................     0.2        4.3     4.0     4.9   3.5  2.5

--------
(1) Included in earnings for the three month period ended March 31, 1997 was a one-time pre-tax charge of $96.6 million related primarily to certain network costs no longer required for long distance traffic volumes, offset by a pre-tax gain of $18.7 million related to the sale of the Company's 69.5% interest in the South Alabama Cellular Communications Partnership. If such charges/gains had not occurred, the ratio of earnings to fixed charges would have been 3.6:1.

(2) Operating results for 1996 include a $48.8 million pre-tax charge resulting from the curtailment of certain Company pension plans ($28.0 million) and an adjustment to write-off nonrecoverable product development costs relating to proprietary software ($20.8 million). Additionally, results for 1996 include pre-tax costs relating to union negotiations at the Company's largest telephone operating subsidiary ($2.8 million), offset by a pre-tax gain of $5.0 million as a result of the Company's sale of its minority investment in a Canadian long distance company. If such charges/gains had not occurred, the ratio of earnings to fixed charges would have been 4.8:1.

(3) Included in earnings for 1995 is a one-time pre-tax acquisition related charge of $114.2 million associated with the integration of the Company's 1995 acquisitions. This charge is offset by the non-taxable gain of $4.8 million resulting from the sale of one of the Company's telephone subsidiaries. If such charges/gains had not occurred, the ratio of earnings to fixed charges would have been 5.3:1.

(4) Operating results for 1994 include the pre-tax gain relating to the sale of Minot Telephone of $11.3 million. If this gain had not occurred, the ratio of earnings to fixed charges would have been 4.8:1.

                                USE OF PROCEEDS

  The net proceeds of the offering of the Notes, estimated to be $297.5 million, will be used for the purpose of financing a portion of the Company's share of the cost of the Qwest/Frontier Fiber Optic Network. Pending such use, the net proceeds from the sale of the Notes will be used to repay $
principal amount of the Company's commercial paper. As of       , 1997, such
commercial paper had a blended interest rate of 5.61% and had maturities ranging from May 27 to June 6, 1997.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at March 31, 1997 on a historical basis and on a pro-forma basis, as adjusted to give effect to the issuance of the Notes and the application of the estimated net proceeds therefrom as described under "Use of Proceeds". For additional information as to the capitalization of the Company, see the "Selected Financial Data" below and Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements of the Company and the related notes thereto incorporated by reference herein.

                                                            MARCH 31, 1997
                                                         ---------------------
                                                          ACTUAL   AS ADJUSTED
                                                         --------  -----------
                                                            (IN MILLIONS)
Short-Term Debt......................................... $    5.9   $    5.9
Long-Term Debt
  Notes.................................................               300.0
  Other long-term debt..................................    710.0      431.8(1)
                                                         --------   --------
  Total long-term debt.................................. $  710.0   $  731.8
Total shareowners' equity............................... $1,012.1   $1,012.1
Total capitalization.................................... $1,728.0   $1,749.8
Total debt/total capitalization.........................     41.4%      42.2%

--------
(1) The estimated net proceeds from the debt offering of $297.5 million will be used to repay a portion of the Company's commercial paper, which is included in long-term debt, until such time as additional payments are required to be made to Qwest for the construction of the Qwest/Frontier Fiber Optic Network.

                            SELECTED FINANCIAL DATA

  Set forth below are summary historical financial and other data with respect to the Company for each of the five years in the period ended December 31, 1996. This information is derived from the consolidated financial statements of the Company, which have been audited by Price Waterhouse LLP, independent accountants, and should be read in conjunction with the information and audited consolidated statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996. The summary historical financial data and other data for the three month periods ended March 31, 1997 and 1996 are unaudited, and, in the opinion of the Company's management, include all adjustments necessary for a fair presentation of such information. Such unaudited information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and other information and the consolidated financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997.

                             THREE MONTHS
                                 ENDED
                              MARCH 31,                             YEAR ENDED DECEMBER 31, (1)
                         --------------------------    ------------------------------------------------------------------
                            1997            1996          1996          1995          1994          1993          1992
                         ----------      ----------    ----------    ----------    ----------    ----------    ----------
                                                    (DOLLARS IN THOUSANDS)
FINANCIAL DATA:
LONG DISTANCE
COMMUNICATIONS
SERVICES:
Revenues...............  $  401,135      $  486,102    $1,888,259    $1,480,313    $1,010,425    $  790,139    $  635,912
Operating (Loss)
Income:
Operating Income before
 Acquisition Related
 and Other Charges.....      12,470          63,255       230,658       210,462       161,107       105,048        62,918
Acquisition Related and
Other Charges (2)......     (96,600)                      (20,823)      (91,448)
                         ----------      ----------    ----------    ----------    ----------    ----------    ----------
 Total Operating (Loss)
 Income................  $  (84,130)     $   63,255    $  209,835    $  119,014    $  161,107    $  105,048    $   62,918
                         ----------      ----------    ----------    ----------    ----------    ----------    ----------
Depreciation and
Amortization...........      22,368          19,518        83,322        61,593        39,290        32,490        22,334
Capital Expenditures...      55,930          37,230       186,906        68,265        41,668        30,884        20,453
LOCAL COMMUNICATIONS
SERVICES:
Revenues...............     163,330         158,442       643,013       621,725       609,678       593,871       567,272
Operating Income:
Operating Income before
 Acquisition Related
 and Other Charges.....      59,714          50,851       215,638       198,281       180,250       162,847       137,101
Acquisition Related and
Other Charges (2)......                                   (23,100)      (10,249)                     (3,300)
                         ----------      ----------    ----------    ----------    ----------    ----------    ----------
 Total Operating
 Income................  $   59,714      $   50,851    $  192,538    $  188,032    $  180,250    $  159,547    $  137,101
                         ----------      ----------    ----------    ----------    ----------    ----------    ----------
Depreciation and
Amortization...........      27,285          25,149       102,350       104,419       108,588       112,523       100,692
Capital Expenditures...      15,356          19,462       101,342        73,766        60,711        89,823       114,930
CORPORATE AND OTHER:
Revenues...............       8,946          10,605        44,297        41,653        47,442        53,438        49,060
Operating (Loss)
Income:
Operating (Loss) Income
 before Acquisition
 Related and Other
 Charges...............      (1,884)         (2,254)       (9,589)      (10,274)      (15,731)      (12,958)        4,832
Acquisition Related and
Other Charges (2)......                                    (4,900)      (12,542)
                         ----------      ----------    ----------    ----------    ----------    ----------    ----------
 Total Operating (Loss)
 Income................  $   (1,884)     $   (2,254)   $  (14,489)   $  (22,816)   $  (15,731)   $  (12,958)   $    4,832
                         ----------      ----------    ----------    ----------    ----------    ----------    ----------
Depreciation and
Amortization...........         862           1,021         4,274         3,697         5,445         3,763         2,194
Capital Expenditures...       6,733           5,308        22,554        20,544        11,356         3,135         1,891
CONSOLIDATED:
Revenues...............     573,411      $  655,149    $2,575,569    $2,143,691    $1,667,545    $1,437,448    $1,252,244
Operating (Loss)
Income:
Operating Income before
 Acquisition Related
 and Other Charges.....      70,300         111,852       436,707       398,469       325,626       254,937       204,851
Acquisition Related and
Other Charges (2)......     (96,600)                      (48,823)     (114,239)                     (3,300)
                         ----------      ----------    ----------    ----------    ----------    ----------    ----------
 Total Operating (Loss)
 Income................  $  (26,300)     $  111,852    $  387,884    $  284,230    $  325,626    $  251,637    $  204,851
                         ----------      ----------    ----------    ----------    ----------    ----------    ----------
(Loss) Income Before
 Extraordinary Items
 and Cumulative Effect
 of Changes in
 Accounting Principles.  $  (13,561)     $   65,141    $  217,944    $  144,768    $  187,254    $  128,644    $  107,025
Consolidated Net (Loss)
Income.................  $  (13,561)     $   57,123(3) $  209,926(3) $   22,083(4) $  180,057(5) $  121,154(6) $  105,953(7)
Depreciation and
Amortization...........  $   50,515      $   45,688    $  189,946    $  169,709    $  153,323    $  148,766    $  125,220
Capital Expenditures...  $   78,019      $   62,000    $  310,802    $  162,575    $  113,735    $  123,842    $  137,274
OTHER DATA:
EBITDA (8).............     120,815         157,540       626,653       568,178       478,949       403,703       330,071
EBITDA margin (8)......        21.1%           24.0%         24.3%         26.5%         28.7%         28.1%         26.4%
Current ratio..........        1.02            1.11          1.12          1.04          2.20          1.04          0.88
Debt to Capitalization
(9)....................        41.4%           38.4%         39.1%         41.0%         41.2%         44.6%         52.6%
Pre-tax interest
coverage (10)..........        (0.4)(11)        9.6           8.2           5.5           6.7           4.3           3.0
Financial Position:
Identifiable assets....  $2,268,992      $2,154,715    $2,221,520    $2,108,592    $2,060,794    $1,721,545    $1,679,743
Working Capital........      11,005          51,468        51,131        18,934       368,128        11,674       (42,840)
Total debt.............     715,884         616,782       681,296       633,738       666,515       586,669       694,803
Total shareowners'
equity.................   1,012,113         990,634     1,060,353       911,495       949,329       727,725       616,377

--------
(1) The Company completed several acquisitions during the periods presented. During 1995, seven long distance companies were acquired and accounted for as purchases which may affect the comparability of the data on a year-to-year basis. During 1995, the Company also merged with two additional long distance companies, including ALC Communications Corporation, in transactions that were accounted for as poolings of interests. The consolidated financial statements have been restated for all periods prior to the mergers to include the accounts and operations of the pooled companies.

(2) Acquisition Related and Other Charges includes the following:

    1997--A charge of $96.6 million was recorded in the first quarter primarily related to excess network capacity.

    1996--The Company recorded a $48.8 million charge relating to the curtailment of certain Company pensions ($28.0 million) and a $20.8 million write-off of unrecoverable product development costs for its conference calling product line.

    1995--The Company recorded a $114.2 million charge associated with the integration of a number of long distance companies acquired, including ALC Communications Corporation.

    1993--A charge of $3.3 million was recorded to write-off one-half of the costs deferred as part of a project to redesign customer account records and customer billing systems. The project was abandoned after it was determined that the project cost would be substantially greater than original estimates.

(3) Includes a $8.0 million post-tax charge for the cumulative effect of adopting Financial Accounting Standard No. 121 (FAS 121) "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of".

(4) Includes post-tax extraordinary charges of $112.1 million resulting from the discontinuance of FAS 71 "Accounting for the Effects of Certain Types of Regulation", a post-tax extraordinary loss on the retirement of debt of $9.0 million and a post-tax cumulative effect charge of $1.5 million relating to the adoption of FAS 116, "Accounting for Contributions Received and Contributions Made."

(5) Includes a post-tax cumulative effect charge of $7.2 million for the adoption of FAS 112, "Employers' Accounting for Postemployment Benefits".

(6) Includes a post-tax extraordinary loss on retirement of debt of $7.5 million.

(7) Includes a post-tax extraordinary loss on retirement of debt of $1.1 million.

(8) "EBITDA" is defined as income before income taxes, extraordinary items and cumulative effect of changes in accounting principles plus interest expense and depreciation and amortization, less interest income, gain on sales of assets, equity earnings and other. For purposes of this calculation, EBITDA excludes the non-recurring charges described in footnotes 1-4 on page S-4. EBITDA is not a substitute for operating and cash flow data as determined in accordance with generally accepted accounting principles. EBITDA margin is calculated by dividing EBITDA by revenue.

(9) Debt includes the current portion of long-term debt, long-term debt and capitalized lease obligations. Capitalization includes debt and shareowners' equity.

(10) Pre-tax interest coverage is defined as net income before extraordinary items and cumulative effect of changes in accounting principles plus income taxes and net interest expense divided by gross interest expense. Net interest expense includes capitalized interest.

(11) Excluding non-recurring charges as described in footnote 1 on page S-4, pre-tax interest coverage is 5.6 times.

                           DESCRIPTION OF THE NOTES

  The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

  The Notes will be limited to an aggregate principal amount of $300,000,000
and will mature on      2004. The Notes will be Senior Securities (as defined
in the Prospectus) and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Notes will bear interest at the rate per annum set forth on the cover page of this Prospectus Supplement
from        or from the most recent interest payment date to which interest
has been paid or provided for, payable semiannually in arrears on        and
       of each year (each an "Interest Payment Date"), beginning       , to
the persons in whose names the Notes are registered at the close of business
on the       or       , as the case may be, next preceding such Interest
Payment Date. The Notes will be subject to defeasance as described in "Description of Debt Securities--Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus. Principal of and interest on the Notes and premium, if any, will be payable at the office of the Trustee
maintained for such purposes at       . Payment of the purchase price of each
Note may be made, and the payment of the principal of and interest and premium, if any, on the Notes will be made, only in U.S. dollars. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The Notes will not be subject to any sinking fund. Except under the limited circumstances described below under "Global Securities; Book-Entry System", individual Notes in definitive form will not be issued. See the Prospectus for a detailed summary of additional provisions of the Notes and of the Indenture
dated as of       , 1997 between the Company and The Chase Manhattan Bank, as trustee (the "Trustee"), under which the Notes will be issued. The Company will have no obligation to pay any additional amounts on the Notes in respect of any tax, assessment or governmental charge.

RANKING

  As of March 31, 1997, the Company had outstanding aggregate liabilities of $1.3 billion that would have ranked pari passu with the Notes and no outstanding debt to which the Notes would have ranked senior in right of payment. In addition, the Notes will be structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

OPTIONAL REDEMPTION

  The Notes will be redeemable as a whole or in part, at the option of the Company at any time and from time to time, on not less than 30 or more than 60 days' notice mailed to registered Holders thereof, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined below) thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury
Rate (as defined below) plus    basis points, together in either case with
accrued interest on the principal amount being redeemed to the date of redemption.

  "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

  "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations or (C) if the Trustee is able to obtain only one Reference Treasury Dealer Quotation from the Reference Treasury Dealers, such Quotation. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer as of 5:00 p.m., New York City time on the third business day preceding such redemption date.

  "Reference Treasury Dealer" means each of Salomon Brothers Inc, Lehman Brothers Inc., Chase Securities Inc. and Morgan Stanley & Co. Incorporated and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

  "Remaining Scheduled Payments" means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an Interest Payment Date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

  From and after notice has been given as provided in the Indenture, if funds for the redemption of any Notes called for redemption shall have been made available on such redemption date, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of Holders of the Notes will be to receive payment of the redemption price. See "Description of Debt Securities--Redemption of Securities" in the accompanying prospectus.

COVENANTS

  See "Description of Debt Securities--Merger, Consolidation or Sale" and "-- Certain Covenants" in the Prospectus for a description of certain covenants that will be applicable to the Company under the terms of the Notes and the Indenture. In addition to such covenants, the terms of the Notes will include the following covenant:

  Restrictions on Liens. If at any time the Company or any of its subsidiaries mortgages, pledges or otherwise subjects to or permits to exist any Lien (as defined below) on the whole or any part of any property or assets now owned or hereafter acquired by it, except as hereinafter provided, the Company will (or will cause such subsidiary to) secure the outstanding Notes and, if the Company elects, any other obligations of the Company ranking on a parity with the Notes, equally and ratably with the indebtedness or obligations secured by such mortgage, pledge or other Lien, for as long as any such indebtedness or obligation is so secured. The foregoing covenant does not apply to (a) the creation, extension, renewal or refunding of purchase-money mortgages or liens, (b) landlords' liens, (c) liens with respect to the sale or financing of accounts or chattel paper, (d) liens to which any property or asset acquired by the Company or such subsidiary is subject as of the date of its acquisition, (e) the making of any deposit or pledge to secure public or statutory obligations or with any governmental agency at any time required by law in order to qualify the Company or such subsidiary to conduct its business or any part thereof or in order to entitle it to maintain self-insurance or to obtain the benefits of any law relating to worker's compensation, unemployment insurance, old age pensions or other social security, or with any court, board, commission, or governmental agency as security incident to the proper conduct of any proceeding before it, or (f) other Liens not otherwise permitted securing obligations in an aggregate amount not to exceed $25 million.

  As used above, "Lien" means any lien, mortgage, pledge, security interest, charge, or encumbrance of any kind (including any conditional sale or other title retention agreement or any lease in the nature thereof, any capital lease obligation and any sale and lease back transaction) and any agreement to give or refrain from giving any lien, mortgage, pledge, security interest, charge, or other encumbrance of any kind.

GLOBAL SECURITIES; BOOK-ENTRY SYSTEM

  The Notes will be represented by one or more Global Securities registered in the name of the nominee of the Depositary. Each Global Security will be issued in a denomination equal to the outstanding Notes represented thereby and will be held by or on behalf of the Depositary. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided below, Notes in definitive form will not be issued.

  The Depositary has advised the Company and the Underwriters as follows: The Depositary is a limited-purpose trust company organized under New York Banking law, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations (including the Underwriters). Indirect access to the Depositary's system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (the "Indirect Participants"). Beneficial owners of the Notes that are not Participants or Indirect Participants who desire to purchase, sell or otherwise transfer ownership of, or other interest in, the Notes may do so only through Participants and Indirect Participants. The rules applicable to the Depositary and its Participants are on file with the Commission.

  Upon the issuance of a Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amount of the individual Notes represented by such Global Security to the accounts of the Participants that are so designated by the Underwriters (as defined below). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

  Payments with respect to the Global Securities will be made by the paying agent to the Depositary or any successor depositary, or its nominee. The Company expects that any such Depositary, or its nominee, upon receipt of any payment of principal or of interest on the Global Securities will credit the accounts of its Participants with payments in amounts proportionate to such Participants' ownership interest in the Global Securities. Beneficial owners of the Notes will receive distributions of principal and interest in proportion to their beneficial ownership through the Participants. Consequently, any payments to beneficial owners of the Notes will be subject to the terms, conditions and time of payment required by the Depositary, the Participants and Indirect Participants, as applicable. The Company expects that such payments will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such Participants and Indirect Participants. Neither the Company, the Trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  Under the rules, regulations and procedures creating and affecting the Depositary and its operations, the Depositary is required to make book-entry transfers among Participants on whose behalf it acts with respect to the Notes and is required to receive and transmit distributions of principal and interest on the Notes. Participants and Indirect Participants with which beneficial owners of the Notes have accounts similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective beneficial owners of the Notes. Accordingly, although beneficial owners of the Notes will not possess certificated Notes, beneficial owners will receive payments and will be able to transfer their interests.

  Since it is anticipated that the only holder of the Notes will be the Depositary or its nominee, beneficial owners of the Notes will not be recognized as holders of the Notes under the Indenture unless certificated definitive Notes are issued. So long as the Notes are represented by the Global Securities, beneficial owners of the Notes will only be permitted to exercise the rights of holders of the Notes indirectly through the Participants who in turn will exercise such rights through the Depositary.

  If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Notes in definitive form in exchange for the Global Securities representing the Notes. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by Global Securities and, in such event, will issue individual Notes in definitive form in exchange for the Global Securities representing the Notes. Furthermore, if the Company so specifies with respect to the Notes, an owner of a beneficial interest in a Global Security representing Notes may, on terms acceptable to the Company, the Trustee, and the Depositary, receive individual Notes of such series in exchange for such beneficial interests. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Notes of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Notes registered in its name. Individual Notes so issued will be issued as certificated securities in denominations of $1,000 and integral multiples thereof.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds or the equivalent.

  The Notes will clear in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes that is effected through the Depositary will therefore be required by the Depositary to settle in immediately available funds.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement
dated       , 1997 (the "Underwriting Agreement") among Frontier and the
Underwriters named below (the "Underwriters"), Frontier has agreed to sell to the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below.

                                                                PRINCIPAL AMOUNT
UNDERWRITERS                                                      OF THE NOTES
------------                                                    ----------------
Salomon Brothers Inc...........................................
Lehman Brothers Inc............................................
Chase Securities Inc...........................................
Morgan Stanley & Co. Incorporated..............................
                                                                  ------------
  Total........................................................   $300,000,000
                                                                  ============

  In the Underwriting Agreement the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any Notes are purchased.

  Frontier has been advised by the Underwriters that the Underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of % of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of % of the principal amount of the Notes. After the initial public offering, the public offering price and such concessions may be changed from time to time.

  The Notes will not have an established trading market when issued. The Notes are not listed on any securities exchange. The Underwriters may make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market-making at any time without notice. There can be no assurance as to the development or liquidity of a trading market for any Notes.

  The Underwriting Agreement provides that Frontier will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

  In connection with this offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, as amended, pursuant to which such persons may bid for or purchase Notes for the purpose of stabilizing their market price. The Underwriters also may create a short position for their respective accounts by selling more Notes in connection with this offering than they are committed to purchase from the Company, and in such case may purchase Notes in the open market following completion of this offering to cover all or a portion of such short position. In addition, Salomon Brothers Inc, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements between the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in this offering) for the account of the Underwriters, the selling concession with respect to Notes that are distributed in this offering but subsequently purchased of the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

  Certain Underwriters and their affiliates have from time to time provided, and may in the future provide, investment banking and commercial banking services to the Company and its affiliates, for which they received or will receive customary fees. The Chase Manhattan Bank, N.A., which is Trustee for the Notes and an affiliate of Chase Securities Inc., one of the Underwriters, is Agent and a lender under a $350 million revolving credit facility with the Company.

                                 LEGAL MATTERS

  The legality of the Notes will be passed upon for the Company by Martin T. McCue, Vice President Legal and Planning of the Company, and certain legal matters will be passed upon for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                       PROSPECTUS DATED JANUARY 26, 1996
PROSPECTUS
                                 $500,000,000
                             FRONTIER CORPORATION

    DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK AND SECURITIES WARRANTS
                               ----------------

  Frontier Corporation (the "Company") may from time to time offer in one or more series of (i) unsecured debt securities ("Debt Securities"), (ii) shares of its Class A Preferred Stock, par value $100.00 per share (the "Class A Preferred Stock"), (iii) shares of its Cumulative Preferred Stock, par value $100.00 per share (the "Cumulative Preferred Stock"; the Class A Preferred Stock and Cumulative Preferred Stock are sometimes hereinafter collectively referred to as the "Preferred Stock"), (iv) shares of its common stock, $1.00 par value (the "Common Stock"), and (v) warrants exercisable for Common Stock ("Securities Warrants"), with an aggregate public offering price of up to $500,000,000 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities, Preferred Stock, Common Stock and Securities Warrants (collectively, the "Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be described in one or more supplements to this Prospectus (a "Prospectus Supplement").

  With respect to the Debt Securities, the specific title, aggregate principal amount, form (which may be registered or bearer, or certificated or global), maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, any sinking fund provisions and any conversion provisions will be set forth in the applicable Prospectus Supplement. Except as set forth in the applicable indenture or in one more indentures supplemental thereto, the applicable indenture will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. The terms of the Preferred Stock, including the specific designation, any dividend, liquidation, redemption, conversion, voting and other rights, and all other specific terms of the Preferred Stock will be set forth in the applicable Prospectus Supplement. In the case of the Common Stock, the specific number of shares and issuance price per share will be set forth in the applicable Prospectus Supplement. In the case of the Securities Warrants, the duration, offering price, exercise price and detachability, if applicable, will be set forth in the applicable Prospectus Supplement. The applicable Prospectus Supplement will also contain information, where applicable, about material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

  The Securities may be offered directly by the Company, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.

  SEE "RISK FACTORS" ON PAGE 4 FOR CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE SECURITIES.

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION NOR  HAS THE
     SECURITIES   AND  EXCHANGE  COMMISSION   OR  ANY   STATE  SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.

                THE DATE OF THIS PROSPECTUS IS JANUARY 26, 1996

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files, reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the following regional offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock is listed on the New York Stock Exchange and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain portions of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference.

  1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994 (which incorporates by reference certain information from the Company's Proxy Statement relating to the Annual Meeting of Shareholders held on April 26, 1995), as amended by Amendment No. 1 on Form 10-K/A;

  2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, as amended by Amendment No. 1 on Form 10-Q/A;

  3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995;

  4. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995; and

  5. The Company's Current Reports on Form 8-K, dated February 13, 1995; February 21, 1995; February 27, 1995; March 17, 1995 (as amended by two current reports filed on Form 8-K/A); April 9, 1995; April 10, 1995 (three); April 12, 1995; May 11, 1995; May 17, 1995; August 16, 1995 (two); November
14, 1995 (which includes the restatement of the Company's Annual Report for the year ended December 31, 1994 to include the pooling of interests with ALC Communications Corporation); and November 21, 1995.

  All documents filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a statement in a previously filed document incorporated or deemed to be incorporated by reference herein), in any accompanying Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon their written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be addressed to the Company's Corporate Secretary at Frontier Corporation, 180 South Clinton Avenue, Rochester, New York 14646-0700, telephone number (800) 836-0342.

  Unless the context otherwise requires, as used herein, the term "Company" means Frontier Corporation, a New York business corporation, and its consolidated subsidiaries.

                                  THE COMPANY

  Frontier Corporation, formerly known as Rochester Telephone Corporation (the "Company"), is a major U.S. diversified telecommunications firm. The Company has grown from its roots as a local exchange telephone company in Rochester, New York to a company that operates 34 local exchange companies in 13 states, a major nationwide long distance company, and several wireless properties. The Company is now the fifth largest long distance carrier in the United States. The Company is a provider of integrated telecommunications services to more than two million customers through its local, long distance and wireless communications operations.

  The Company's executive offices are located at 180 South Clinton Avenue, Rochester, New York 14646-0700, and its telephone number is (716) 777-1000.

                                 RISK FACTORS

  Prospective investors should carefully consider, among other factors, the matters described below.

COMPETITION

  It is anticipated that approximately 70% of the Company's revenues will be derived from long distance operations. While the Company's management believes that the long distance segment of the telecommunications market has the potential to provide significant enhancements to shareholder value, there are competitive risks associated with long distance operations. Legislation is now being considered by Congress which, if passed and signed into law by President Clinton, may permit the entry of the regional Bell telephone operating companies ("RBOCs") into long distance operations outside the regions served by their local exchange operations immediately upon enactment, and thereafter within their regions upon action by the Federal Communications Commission. Each one of the RBOCs has assets and revenues in excess of the assets and revenues of the Company and they are therefore expected to be significant participants in the long distance market.

  The long distance market today is dominated by three major carriers, AT&T Corp., MCI Communications Corporation, and Sprint Corporation, all of which, as well as the fourth largest carrier, WorldCom, Inc. (formerly known as LDDS Communications, Inc.), own national switching and transmission networks. While the Company owns switching facilities in many places across the country, its owned transmission facilities (fiber optic and digital microwave networks) tend to be regional in nature. Thus, the Company's ability to compete is dependent on the willingness of their larger competitors and others to make available to the Company on favorable terms long term leases and/or purchase of transmission capacity.

  In addition, recently adopted and proposed regulatory changes in the pending federal legislation and in many of the states in which the Company's local exchange companies operate make it clear that the local exchange business is or will soon be open to intensifying competition. Such competition is a key assumption underlying the Company's "Open Market Plan" approved by the New York State Public Service Commission and the Company's shareholders in December 1994, under which the Rochester local exchange telephone market was opened to competition, in exchange for reduced regulation of the Company's local exchange telephone operations in that market, including price cap regulation. In many areas, the incumbent local exchange company may be required to continue as the "provider of last resort" subject to stricter rules than those applying to newer entrants into the same local market. The Company's strategy is to provide integrated communications solutions for its customers which can include bundled long distance, wireless, local and other services, rather than continue the company's historic reliance on the local exchange business for the bulk of the Company's revenues and profits.

                                USE OF PROCEEDS

  Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds of the Securities are intended to be used to provide funds for the general corporate purposes of the Company.

                      RATIOS OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock requirements for the nine months ended September 30, 1995 and each of the last five fiscal years for the Company are presented below. The ratio of earnings to fixed charges for the Company is computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividend requirements is computed by dividing earnings by the sum of fixed charges and preferred stock dividend requirements.

  For purposes of computing these ratios, earnings is defined as consolidated pretax income adjusted to include (i) fixed charges, (ii) the income (losses) of majority-owned partnerships, and (iii) undistributed income (losses) of investments accounted for by the equity method. Fixed charges are defined as the sum of (i) fixed interest costs, both expensed & capitalized, (ii) amortization of debt issuance costs and discounts and premiums relating to indebtedness, and (iii) the interest component of rent expense. Preferred stock requirements represent the amount of pretax earnings required to cover any preferred stock dividend requirements and the accretion in carrying value of redeemable preferred stock.

                                           NINE MONTHS  YEAR ENDED DECEMBER 31,
                                              ENDED     ------------------------
                                          SEPTEMBER 30,
                                             1995(1)    1994 1993 1992 1991 1990
                                          ------------- ---- ---- ---- ---- ----
 Ratio of earnings to fixed charges......      3.6      4.9  3.5  2.5  2.5  1.8
 Ratio of earnings to combined fixed
  charges and
  preferred stock requirements...........      3.5      4.8  3.4  2.3  2.2  1.5

--------
(1) Included in earnings for the nine month period ended September 30, 1995 was a one-time pretax acquisition related charge of $114.2 million associated with the integration of the Company's 1995 acquisitions as well as the cost directly associated with effecting the merger with ALC Communications Corporation. If such a charge had not occurred, the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividend requirements would have been 5.6 and 5.5, respectively.

                        DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the Debt Securities to which this Prospectus and any applicable Prospectus Supplement may relate. The particular terms of the Debt Securities being offered and the extent to which such general provisions may apply will be set forth in the applicable Indenture or in one or more indentures supplemental thereto and described in a Prospectus Supplement relating to such Debt Securities. The Forms of the Senior Indenture (as defined herein) and the Subordinated Indenture (as defined herein) have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

  The Debt Securities will be direct, unsecured obligations of the Company and may be either senior Debt Securities ("Senior Securities") or subordinated Debt Securities ("Subordinated Securities"). The Debt Securities will be issued under one or more indentures (the "Indentures"). Senior Securities and Subordinated Securities will be issued pursuant to separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between the Company and a trustee (a "Trustee"). The Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the anticipated provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Indentures and such Debt Securities. All section references appearing herein are to sections of each Indenture unless otherwise indicated and capitalized terms used but not defined below shall have the respective meanings set forth in each Indenture.

  The indebtedness represented by Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt (as defined below) of the Company as described under "--Subordination."

  Except as set forth in the applicable Indenture or in one or more indentures supplemental thereto and described in a Prospectus Supplement relating thereto, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in the applicable Indenture or in one or more indentures supplemental to such Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

  It is anticipated that each Indenture will provide that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

  The Prospectus Supplement relating to any series of Debt Securities being offered will contain the specific terms thereof, including, without limitation:

    (1) The title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

    (2) The aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

    (3) The percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

    (4) If convertible in whole or in part into Common Stock or Preferred Stock, the terms on which such Debt Securities are convertible, including the initial conversion price or rate (or method for determining the same), the portion that is convertible and the conversion period, and any applicable limitations on the ownership or transferability of the Common Stock or Preferred Stock receivable on conversion;

    (5) The date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

    (6) The rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

    (7) The date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

    (8) The place or places where the principal (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

    (9) The period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Company, if the Company is to have such an option;

    (10) The obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which or the date and dates on which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

    (11) If other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

    (12) Whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to a index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

    (13) Any additions to, modifications of or deletions from the terms of such Debt Securities with respect to Events of Default or covenants set forth in the applicable Indenture;

    (14) Whether such Debt Securities will be issued in certificate or book-entry form;

    (15) Whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

    (16) The applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the applicable Indenture;

    (17) Whether and under what circumstances the Company will pay any additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of mailing such payment;

    (18) Whether the Company has any outstanding securities or liabilities that are pari passu with the Debt Securities, and if so, identifying and stating the principal amount of such securities (which will be indicated on the cover page and elsewhere in the Prospectus Supplement);

    (19) Whether the Debt Securities will be subordinated or pari passu to the liabilities of the Company's subsidiaries (which will be indicated on the cover page and elsewhere in the Prospectus Supplement);

    (20) The amount of debt to which the Debt Securities will rank senior (which will be indicated on the cover page and elsewhere in the Prospectus Supplement); and

    (21) Any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301).

  The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Material federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

  Except as set forth in the applicable Indenture or in one or more indentures supplemental thereto, the applicable Indenture will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATION, INTEREST, REGISTRATION AND TRANSFER

  Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

  Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002).

  Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable regular record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than ten days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Section 307).

  Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer or exchange thereof at the corporate trust office of the applicable Trustee. Every Debt Security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

  Neither the Company nor any Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section
305).

MERGER, CONSOLIDATION OR SALE

  The Company will be permitted to consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or Subsidiary at the time of such transaction, no Event of Default under the Indentures, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to each Trustee (Sections 801 and 803).

CERTAIN COVENANTS

  Existence. Except as described above under "Merger, Consolidation or Sale", the Company will be required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities.

  Maintenance of Properties. The Company will be required to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times (Section 1007).

  Insurance. The Company will be required to, and will be required to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and, if described in the applicable Prospectus Supplement, having a specified rating from a recognized insurance rating service (Section 1008).

  Payment of Taxes and Other Claims. The Company will be required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1009).

  Provision of Financial Information. Whether or not the Company is subject to
Section 13 or 15(d) of the Exchange Act, the Company will be required, to the extent permitted under the Exchange Act, to file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Sections 13 or 15(d) if the Company were so subject (the "Financial Information"), such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company also will be required in any event (x) within 15 days of each Required Filing Date (i) to transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the Financial Information and (ii) to file with the Trustee copies of the Financial Information, and (y) if filing such documents by the Company with the

Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, to supply copies of such documents to any prospective Holder (Section 1010).

ADDITIONAL COVENANTS AND/OR MODIFICATIONS TO THE COVENANTS DESCRIBED ABOVE

  Any additional covenants of the Company and/or modifications to the covenants described above with respect to any Debt Securities or series thereof, including any covenants relating to limitations on incurrence of indebtedness or other financial covenants, will be set forth in the applicable Indenture or an indenture supplemental thereto and described in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

  Each Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (i) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (ii) default in the payment of principal of (or premium, if any, on) any Debt Security of such series at its maturity; (iii) default in making any sinking fund payment as required for any Debt Security of such series; (iv) default in the performance or breach of any other covenant or warranty of the Company contained in the applicable Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the applicable Indenture; (v) default in the payment of an aggregate principal amount exceeding $10,000,000 of any indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (vi) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or either of its property; and (vii) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501).

  If an Event of Default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the Holders of not less than 25% of the principal amount of the Outstanding Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under any Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may
be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in such Indenture (Section 502). Each Indenture also will provide that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

  Each Trustee will be required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Trustee consider such withholding to be in the interest of such Holders (Section 601).

  Each Indenture will provide that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the cases of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof (Section 508).

  Subject to provisions in each Indenture relating to its duties in case of default, no Trustee will be under any obligation to exercise any of its rights or powers under an Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under such Indenture, unless such Holders shall have offered to the Trustee thereunder reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under an Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, a Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may subject such Trustee to personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

  Within 120 days after the close of each fiscal year, the Company will be required to deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof (Section 1011).

MODIFICATION OF THE INDENTURES

  Modifications and amendments of an Indenture will be permitted to be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal or premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to affect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902).

  The Holders of not less than a majority in principal amount of Outstanding Debt Securities of each series affected thereby will have the right to waive compliance by the Company with certain covenants in such Indenture (Section
1013).

  Modifications and amendments of an Indenture will be permitted to be made by the Company and the respective Trustee thereunder without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to the Company as obligor under such Indenture; (ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in the Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of an Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of an Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities;
(vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Stock or Preferred Stock; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under an Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in an Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series issued under such Indenture in any material respect; or (x) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

  Each Indenture will provide that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of any Debt Security denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above),
(iii) the principal amount of an indexed security that shall be deemed Outstanding shall be the principal face amount of such indexed security pursuant to the applicable Indenture, and (iv) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

  Each Indenture will contain provisions for convening meetings of the Holders of Debt securities of a series (Section 1501). A meeting will be permitted to be called at any time by the applicable Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture. Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of an Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in the principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting or at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with an Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum.

  Notwithstanding the foregoing provisions, each Indenture will provide that if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that such Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting, and (ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture.

SUBORDINATION

  Upon any distribution to creditors of the Company in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any Subordinated Securities will be subordinated to the extent provided in the applicable Indenture in right of payment to the prior payment in full of all Senior Debt (Sections 1601 and 1602 of the Subordinated Indenture), but the obligation of the Company to make payment of the principal and interest on such Subordinated Securities will not otherwise be affected (Section 1608 of the Subordinated Indenture). No payment of principal or interest will be permitted to be made on Subordinated Securities at any time if a default on Senior Debt exists that permits the Holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Company receives notice of the default (Section 1602 of the Subordinated Indenture). After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, Holders will be subrogated to the right of Holders of Senior Debt to the extent that distributions otherwise payable to Holders have been applied to the payment of Senior Debt (Section 1607 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of Subordinated Securities.

  Senior Debt will be defined in the Subordinated Indenture as the principal of and interest on, or substantially similar payments to be made by the Company in respect of, the following; whether outstanding at the date of execution of the applicable Indenture or thereafter incurred, created or assumed: (i) indebtedness of the Company for money borrowed or represented by purchase money obligations, (ii) indebtedness of the Company evidenced by notes, debentures, or bonds or other securities issued under the provisions of an indenture, fiscal agency agreement or other agreement, (iii) obligations of the Company as lessee under leases of property either made as part of any sale and leaseback transaction to which the Company is a party or otherwise, (iv) indebtedness of partnerships and joint ventures which is included in the consolidated financial statements of the Company, and (v) indebtedness, obligations and liabilities of others in respect of which the Company is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise, in each case other than (1) any such indebtedness, obligation or liability referred to in clauses (i) through (v) above as to which, in the instrument creating or evidencing the same pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Securities or ranks pari passu with the Subordinated Securities, (2) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Company to substantially the same extent as or to a greater extent than the Subordinated Securities are subordinated, and (3) the Subordinated Securities.

  If this Prospectus is being delivered in connection with a series of Subordinated Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will contain the approximate amount of Senior Debt outstanding as of the end of the Company's most recent fiscal quarter.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

  The Company may be permitted under the applicable Indenture to discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

  Each Indenture will provide that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to
Section 301 of such Indenture, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities, and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under certain specified sections of Article Ten of such Indenture as specified in the applicable Prospectus Supplement and any omission to comply with such obligations shall not constitute an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

  Such a trust will only be permitted to be established if, among other things, the Company has delivered to the applicable Trustee an opinion of counsel (as specified in the applicable Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the Indenture (Section
1404).

  "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America or such government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the Holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the Holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

  Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

  In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (iv) under "Events of Default, Notice and Waiver" with respect to certain specified sections of Article Ten of each Indenture (which sections would no longer be applicable to such Debt Securities as a result of such covenant defeasance) or described in clause (vii) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

  The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion.

REDEMPTION OF SECURITIES

  The Indenture provides that the Debt Securities may be redeemed at any time at the option of the Company, in whole or in part, at the Redemption Price, except as may otherwise be provided in connection with any Debt Securities or series thereof.

  From and after notice has been given as provided in the Indenture, if funds for the redemption of any Debt Securities called for redemption shall have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the Holders of the Debt Securities will be to receive payment of the Redemption Price.

  Notice of any optional redemption of any Debt Securities will be given to Holders at their addresses, as shown in the Security Register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Debt Securities held by such Holder to be redeemed.

  If the Company elects to redeem Debt Securities, it will notify the Trustee at least 45 days prior to the redemption date (or such shorter period as satisfactory to the Trustee) of the aggregate principal amount of Debt Securities to be redeemed and the redemption date. If less than all the Debt Securities are to be redeemed, the Trustee shall select the Debt Securities to be redeemed pro rata, by lot or in such manner as it shall deem fair and appropriate.

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depository identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                            CAPITAL STOCK STRUCTURE

  The Company has the authority to issue (i) 300,000,000 shares of Common Stock, of which 157,068,862 shares were issued and outstanding as of the close of business on October 31, 1995, (ii) 850,000 shares of Cumulative Preferred Stock, issuable in series, of which a total of 227,288 shares, constituting four series, were issued and outstanding as of the close of business on October 31, 1995, and (iii) 4,000,000 shares of Class A Preferred Stock, none of which were outstanding as of October, 31 1995 and which when issued, will rank junior to the Cumulative Preferred Stock as to dividends or distributions, and upon the liquidation, dissolution and winding up of the Company.

                          DESCRIPTION OF COMMON STOCK

  The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Debt Securities or Preferred Stock of the Company or upon the exercise of the Securities Warrants issued by the Company. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Restated Certificate of Incorporation, as amended (the "Charter"), and Bylaws.

DIVIDEND RIGHTS

  Subject to the terms of any contractual restriction on the declaration or payment of dividends, dividends may be declared and paid on the Common Stock out of legally available surplus. However, no dividends may be paid on the Common Stock until accrued and unpaid dividends on the outstanding series of Cumulative Preferred Stock have been paid or declared and funds set aside for their payment.

  The Company's ability to pay dividends is substantially dependent upon the earnings and available cash flow of its subsidiaries and the availability of such earnings to the Company by way of dividends, distributions, loans and other advances. The provisions of the Open Market Plan include the prohibition of dividend payments from a significant subsidiary of the Company, Rochester Telephone Corp., to the Company in specified circumstances.

VOTING RIGHTS

  The holders of Common Stock have exclusive voting rights of one vote for each share held, subject to the voting rights of the outstanding Cumulative Preferred Stock described below and any subsequent voting rights that may be established for any other Preferred Stock by the Company's Board of Directors. The holders of the Common Stock are not entitled to cumulative voting in the election of directors.

  When four or more quarterly dividends on the Cumulative Preferred Stock are in arrears, and until such arrearages at full dividend rates have been paid or declared and set apart for payment, the holders of the Cumulative Preferred Stock as a class have the right to elect a majority of the Board of Directors. In such event, the holders of the Common Stock have the right to elect only the remaining directors.

LIQUIDATION RIGHTS

  On any liquidation of the Company, the holders of the Cumulative Preferred Stock will be entitled to their full par value per share plus accumulated dividends. In addition, the holders of any other Preferred Stock issued after the date of this Prospectus will be entitled to a liquidation preference equal to at least the par value of such stock. After satisfaction of outstanding liabilities and the preferential liquidation rights of the Preferred Stock, the holders of Common Stock are entitled to share ratably in the distribution of all remaining assets.

PREEMPTIVE RIGHTS

  Holders of the Common Stock have no preemptive rights to purchase any stock issued by the Company, any securities convertible into such stock, or any rights or options to acquire such stock.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is The First National Bank of Boston, 150 Royall Street, Canton, Massachusetts 02021.

THE RIGHTS AGREEMENT

  On April 9, 1995, the Company's Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was payable on April 24, 1995 to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Class A Preferred Stock, par value of $100.00 per share (the "Rights Preferred Stock"), of the Company at a price of $80.00 per one-hundredth of a share of Rights Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of April 9, 1995, as the same may be amended from time to time (the "Rights Agreement"), between the Company and The First National Bank of Boston, as Rights Agent.

  The Rights are not exercisable until the earlier to occur of (i) ten days following the first date of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock or such earlier date as a majority of the Board of Directors shall have become aware of the existence of an Acquiring Person, or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender order or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of Common Stock. The Rights will expire on April 24, 2005, unless such date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

  In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right.

  In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the person with whom has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

  At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Company's Board of Directors may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Rights Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges, per Right (subject to adjustment).

  At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment.

  For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Right in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner that does not adversely affect the interest of holders of the Rights.

  This summary description of the Rights summarizes the material terms of the Rights but does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is an exhibit to the Company's Current Report on Form 8-K dated April 9, 1995.

                        DESCRIPTION OF PREFERRED STOCK

  The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Charter (including any amendment to the Charter relating to a series of the Preferred Stock) which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock.

GENERAL

  The Company is authorized to issue 4,000,000 shares of Class A Preferred Stock, of which no shares were outstanding as of October 31, 1995, and 850,000 shares of Cumulative Preferred Stock, of which 227,288 shares were outstanding as of October 31, 1995. The Company has established five separate series of Cumulative Preferred Stock, which include 215,000 shares in the aggregate, and a series of 3,000,000 shares of Class A Preferred Stock in connection with the Rights Agreement.

  Under the Charter, the Board of Directors (without further shareowner action) may from time to time establish and issue one or more series of Preferred Stock with such designations, powers, preferences or rights of the shares of such series and the qualifications, limitations or restrictions thereon.

  The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion rights; and (vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions. The Preferred Stock will, when issued for lawful consideration, be fully paid and nonassessable and will have no preemptive rights.

RANK

  Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. As used in the Articles for these purposes, the term "equity securities" does not include convertible debt securities. The Series A Preferred Stock is junior to the Cumulative Preferred Stock and any Preferred Stock established out of Series A Preferred Stock shall be junior as to the Cumulative Preferred Stock. The rights of the holders of each series of the Preferred Stock will be subordinate to those of the Company's general creditors.

DIVIDENDS

  Holders of shares of the Preferred Stock of each series shall be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

  Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period relating to such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

  So long as the shares of any series of the Preferred Stock shall be outstanding, the Company may not declare or pay any dividends on any shares of Common Stock of the Company or any other stock of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as "Junior Stock"), whether in cash or property or in obligations or stock of the Company, other than Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than Junior Stock, unless full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other classes and series of Preferred Stock of the Company (other than Junior Stock).

  Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

  A series of Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of Preferred Stock.

  The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

  So long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of the Company ranking on a parity as to dividends and distribution of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of Preferred Stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares.

  In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default shall be made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

LIQUIDATION PREFERENCE

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Junior Stock, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareowners, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If liquidating distributions shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of Junior Stock, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

  Except as indicated below or in a Prospectus Supplement relating to a particular series of the Preferred Stock, or except as required by applicable law, holders of the Preferred Stock will not be entitled to vote for any purpose.

  As described in "Description of Common Stock--Voting Rights", when four or more quarterly dividends on the Cumulative Preferred Stock are in arrears, and until such arrearages at full dividend rates have been paid or declared and set apart for payment, the holders of the Cumulative Preferred Stock as a class have the right to elect a majority of the Board of Directors.

  In addition, the affirmative vote of various proportions of the Cumulative Preferred Stock is required to (1) increase the authorized amount of the Cumulative Preferred Stock; (2) create shares having preferential rights equal or superior to the Cumulative Preferred Stock; (3) issue any shares of Cumulative Preferred Stock or any shares having preferential rights equal or superior to the Cumulative Preferred Stock without compliance with certain requirements as to earnings; and (4) create, alter or abolish any voting rights or preferential rights or redemption provisions affecting the Cumulative Preferred Stock adversely.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                      DESCRIPTION OF SECURITIES WARRANTS

  The Company may issue Securities Warrants for the purchase of Common Stock. Securities Warrants may be issued independently or together with any other Securities offered by any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Securities Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Securities Warrants. The following summaries of certain provisions of the Securities Warrant Agreement and the Securities Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Securities Warrant Agreement and the Securities Warrant certificates relating to each series of Securities Warrants which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Securities Warrants.

  If Securities Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants, the exercise price
(iii) the date, if any, on and after which such Securities Warrants and the Common Stock will be transferable separately; (iv) the date on which the right to exercise such Securities Warrants shall commence and the Expiration Date;
(v) any special United States federal income tax consequences; and (vi) any other material terms of such Securities Warrants.

  Securities Warrant certificates may be exchanged for new Securities Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Securities Warrant agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Securities Warrants to purchase Common Stock, holders of such Securities Warrants will not have any rights of holders of Common Stock, including the right to receive payments of dividends, if any, on such Common Stock, or to exercise any applicable right to vote.

EXERCISE OF SECURITIES WARRANTS

  Each Securities Warrant will entitle the holder thereof to purchase such number of shares of Common Stock, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void.

  Securities Warrants may be exercised by delivering to the Securities Warrant Agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Common Stock purchasable upon such exercise together with certain information set forth on the reverse side of the Securities Warrant certificate. Securities Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five (5) business days, of the Securities Warrant certificate evidencing such Securities Warrants. Upon receipt of such payment and the Securities Warrant certificate properly completed and duly executed at the corporate trust office of the Securities Warrant agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Common Stock purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant certificate are exercised, a new Securities Warrant certificate will be issued for the remaining amount of Securities Warrants.

AMENDMENTS AND SUPPLEMENTS TO WARRANT AGREEMENT

  The Warrant Agreements may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interests of the holders of the Securities Warrants.

COMMON STOCK WARRANT ADJUSTMENTS

  Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant are subject to adjustment in certain events, including
(i) payment of a dividend on the Common Stock payable in capital stock and stock splits, combinations or reclassification of the Common Stock; (ii) issuance to all holders of Common Stock of rights or warrants to subscribe for or purchase shares of Common Stock at less than their current market price (as defined in the Warrant Agreement for such series of Securities Warrants); and
(iii) certain distributions of evidences of indebtedness or assets (including securities but excluding cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable other than in Common Stock) or of subscription rights and warrants (excluding those referred to above).

  No adjustment in the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock, or carrying the right or option to purchase or otherwise acquire the foregoing, in exchange for cash, other property or services.

  In the event of any (i) consolidation or merger of the Company with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock); (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of the Company; or (iii) reclassification, capital reorganization or change of the Common Stock (other than solely a change in par value or from par value to no par value), then any holder of a Common Stock Warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such Common Stock Warrant the kind and amount of shares of stock or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder's Common Stock Warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the Common Stock Warrant following any such event consists of common stock of the surviving entity, then from and after the occurrence of such event, the exercise price of such Common Stock Warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common stock were Common Stock.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Direct sales to investors may be accomplished through subscription rights distributed to the Company's shareowners. In connection with the distribution of subscription rights to shareowners, if all of the underlying Securities are not subscribed for, the Company may sell such unsubscribed Securities directly to third parties or may engage the services of an underwriter to sell such unsubscribed Securities to third parties. Any underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, or at prices related to the prevailing market prices at the time of sale or at negotiated prices (any of which may represent a discount from the prevailing market prices). The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

  If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by the Contracts.

  Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its Subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

  The legality of the Debt Securities, the Preferred Stock, the Common Stock and the Securities Warrants offered hereby will be passed upon for the Company by Helen A. Zamboni, Esq., Corporate Counsel of the Company.

                                    EXPERTS

  The consolidated financial statements and consolidated financial statement schedule incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994, and the audited historical financial statements included on pages 23-57 of the Company's Form 8-K dated November 14, 1995 have been audited by Price Waterhouse LLP, independent accountants, except as they relate to ALC Communications Corporation, and insofar as they relate to ALC Communications Corporation, by Ernst & Young LLP, independent accountants, whose reports therein are incorporated by reference to the Company's Form 8-K dated November 14, 1995. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR IN-CORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND IN THE PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFOR-MATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FRONTIER OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLE-MENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PRO-SPECTUS SUPPLEMENT AND IN THE PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURIS-DICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                           PROSPECTUS SUPPLEMENT
Statement Regarding Forward Looking Information............................  S-2
The Company................................................................  S-2
Ratio of Earnings to Fixed Charges.........................................  S-3
Use of Proceeds............................................................  S-4
Capitalization.............................................................  S-5
Selected Financial Data....................................................  S-5
Description of the Notes...................................................  S-8
Underwriting............................................................... S-11
Legal Matters.............................................................. S-12
                                PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    4
Risk Factors...............................................................    4
Use of Proceeds............................................................    4
Ratios of Earnings to Fixed Charges........................................    5
Description of Debt Securities.............................................    5
Capital Stock Structure....................................................   16
Description of Common Stock................................................   16
Description of Preferred Stock.............................................   18
Description of Securities Warrants.........................................   22
Plan of Distribution.......................................................   23
Legal Matters..............................................................   24
Experts....................................................................   24

$300,000,000


FRONTIER CORPORATION


 % NOTES DUE 2004

[LOGO OF FRONTIER]

SALOMON BROTHERS INC

LEHMAN BROTHERS

CHASE SECURITIES INC.

MORGAN STANLEY & CO.
     INCORPORATED

PROSPECTUS SUPPLEMENT

DATED      , 1997